CNFINANCE HOLDINGS LTD.

44/F, Tower G, No. 16 Zhujiang Dong Road

Tianhe District, Guangzhou City, Guandong Province 510620

People’s Republic of China

April 23, 2021

VIA EDGAR

Mr. Michael Henderson

Mr. Marc Thomas

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

USA

RE: CNFinance Holdings Ltd. (the “Company”)

Form 20-F for Fiscal Year Ended December 31, 2019

Response dated April 8, 2021

File No. 001-38726

Dear Mr. Henderson and Mr. Thomas:

We are writing in relation to the letters from the Securities and Exchange Commission (the “Commission”) dated August 12, 2020, September 3, 2020, September 30, 2020, December 3, 2020, February 25, 2021, and March 25, 2021 (the “Staff Comment Letters”), and the oral comments received from the staff of the Commission (the “Staff”) on April 22, 2021, in which the Staff requested certain revisions regarding some of our public filings.

This letter is to confirm the Company’s communication with the Staff on April 22, 2021. The Company undertakes to include in future filings, including the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, any supplemental information required to be provided in future filings as requested in the Staff Comment Letters.

If you have any questions, please do not hesitate to contact the undersigned at ir@cashchina.cn.

Sincerely yours,

CNFinance Holdings Limited

By:	/s/ Ning Li
	Name:	Ning Li
	Title:	Chief Financial Officer